UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

99.1     Press release regarding Noah’s appointment of two new independent directors

EXPLANATORY NOTE

The press release of Noah Holdings Limited (the “Company”) dated October 31, 2011 contains two typographical errors in the third and fifth paragraphs, which have been corrected in Exhibit 99.1 attached to this Form 6-K. In the third paragraph, Mr. Ji Liu will join the Company’s corporate governance and nominating committee. In the fifth paragraph, Mr. Boquan He will join the Company’s compensation committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu

Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: November 8, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press release regarding Noah’s appointment of two new independent directors

Exhibit 99.1

Noah Holdings Limited Appoints Two New Independent Directors

SHANGHAI, China, Oct 31, 2011 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced that the Company has appointed Mr. Shusong Ba and Mr. Ji Liu as independent directors to its board.

Mr. Ba is currently a deputy director of the Research Institute of Finance under the Development Research Center of China’s State Council. He also serves various key positions in the public and private sectors, including as the chief economist of China Banking Association, an advisor to the examination board of the China Banking Regulatory Commission and a member of the Mutual Fund Specialists Committee of the China Securities Regulatory Commission. Mr. Ba holds a Ph.D. in economics from Central University of Finance and Economics, a master’s degree and a bachelor’s degree from Huazhong University of Science and Technology. Mr. Ba will also join the Company’s audit committee, replacing Mr. Steve Yue Ji, who remains a director of the board of directors.

Mr. Liu has been an honorary president of China Europe International Business School (“CEIBS”), a leading business school in China, and chairman of CEIBS Education Development Foundation since 2005. From 1999 to 2004, Mr. Liu was President, and later Executive President, of CEIBS. Mr. Liu holds a bachelor’s degree in power mechanical engineering from Tsinghua University. Mr. Liu will also join the Company’s corporate governance and nominating committee, replacing Ms. Jingbo Wang, co-founder, who remains chairwoman of the board of directors and chief executive officer.

Ms. Wang commented, “On behalf of the entire board of directors, I am proud to welcome Mr. Ba and Mr. Liu as independent directors. They both bring significant experience and insights on China’s macro economy and financial industry development. We believe their expertise will bring valuable contribution to the Company and we look forward to working closely with them.”

In addition Mr. Boquan He, co-founder and non-executive director, has been determined by the board to satisfy the independence requirements under Section 303A of the Corporate Governance Rules of the New York Stock Exchange applicable to an independent director on the board and will join the Company’s compensation committee, replacing Ms. Wang. With these appointments and changes, the Company’s board has nine directors, including five independent directors, and its audit committee, compensation committee and corporate governance and nominating committee each entirely comprises of independent directors.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 400 relationship managers in 45 branch offices as of June 30, 2011, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com